UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  April 10, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES START OF RABIES PHASE I ANTIBODY
COCKTAIL CLINICAL STUDY IN INDIA FOUR MONTHS AFTER LAUNCHING INITIAL US TRIAL

LEIDEN, THE NETHERLANDS, APRIL 4, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that the Rabies monoclonal antibody product it is developing has entered a Phase I clinical study in India, four months after launching a similar study in the US. Crucell has developed a human monoclonal antibody product for the post-exposure prophylaxis of rabies, using Crucell's MAbstract(R) and Crucell's PER.C6(R) technologies. This second Phase I study is closely linked to the initial Phase I study that is currently being performed in the US. Both studies are conducted under FDA authority, the Indian Phase I study gained approval upon review by the Drug Controller-General of India (DCGI).

The clinical trial will be a randomized, double-blind, placebo controlled study in 44 healthy volunteers that will test the antibody product alone in a dose escalation as well as in combination with rabies vaccine. The study, funded by Crucell, will be conducted through a clinical research organization in Mumbai, India. The main parameters under investigation will be safety, tolerability and (rabies virus) neutralizing activity.

"We are very pleased that we could initiate this second Phase I trial, as it follows favorable interim safety and tolerability data from the initial US study," said Jaap Goudsmit, Chief Scientific Officer at Crucell. "The clinical testing of the Rabies antibody cocktail in Asia is the next important step for the program, as the global burden of Rabies is mostly affecting this continent. In addition to clinical evaluation of the rabies mAb cocktail in India, we are currently exploring the conduct of clinical trials in other Asian countries, including China."

Dr. Deborah Briggs, Director of the Alliance for Rabies Control added: "There is a tremendous need for additional sources of rabies immune globulins (RIG) throughout the world, especially in Asia where less than 3 % of patients undergoing post-exposure prophylaxis actually receive passive immune products. Hopefully, new Mab products like this one will soon be available to help to solve the shortage problem and save human lives."


ABOUT RABIES

Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalitis (inflammation of the brain) and ultimately death if medical intervention is not sought promptly after exposure.

There is no proven treatment for rabies once symptoms of the disease have appeared. Lethal rabies is prevented by post-exposure prophylaxis (PEP) via the combined administration of a rabies vaccine and RIG following the bite of a rabid animal. Neither vaccine nor RIG are effective independently of one another. Current supply and quality of rabies vaccine is sufficient, but RIG is in short supply and carries certain safety risks.

Crucell has conceived an antibody product that is produced using its PER.C6(R) technology, which offers large-scale manufacturing capabilities and production under serum-free culture conditions. Crucell's rabies monoclonal antibody cocktail offers the potential for replacing the traditional serum-derived products that are currently still in use for the treatment of rabies.

Rabies is prevalent in all the continental regions of Europe, Asia, America and Africa. Globally, approximately 10 million people a year are vaccinated after exposure to rabies. Some 40,000 to 70,000 people are thought to die of the disease each year, mainly in Asia and Africa.


ABOUT MABSTRACT(R) TECHNOLOGY

Crucell's proprietary MAbstract(R) technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and identify human antibodies against those drug targets.


ABOUT PER.C6(R) TECHNOLOGY

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases as well as therapeutic proteins for various indications. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                           FOR CRUCELL IN THE US:
Leonard Kruimer                        REDINGTON, INC.
Chief Financial Officer                Thomas Redington
Tel. +31-(0)71-524 8722                Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com            tredington@redingtoninc.com

Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     April 10, 2007                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer